Exhibit 3.1
AMENDMENT TO BY-LAWS
OF
SHOPKO STORES, INC.
(Adopted September 9, 2005)
Section 2.14 of the Amended and Restated By-Laws of ShopKo Stores, Inc. is amended by deleting the first paragraph of Section 2.14 and inserting the following in place thereof:
“SECTION 2.14. Adjournments. An annual or special meeting of shareholders may be adjourned at any time, including after action on one or more matters, by a majority of shares represented, even if less than a quorum, or by the Chairman of the Board of Directors or any other duly authorized officer of the Corporation for any purpose, including, but not limited to, allowing additional time to solicit votes on one or more matters, to disseminate additional information to shareholders or to count votes. Upon being reconvened, the adjourned meeting shall be deemed to be a continuation of the initial meeting.”